  EXHIBIT 99.1

PRETIUM RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2018 AND 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) of Pretium Resources Inc. (“Pretivm”, the “Company”, “we” or “us”) provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of the Company. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three and six months ended June 30, 2018 and 2017 as publicly filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website.

We have prepared the condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The Company’s significant accounting policies and critical accounting estimates are the same as those applied in the Company’s annual consolidated financial statements as at and for the year ended December 31, 2017, except for the adoption of IFRS 9, Financial Instruments (“IFRS 9”) effective January 1, 2018. Refer to the section “Changes in Accounting Policies” in this MD&A for further details.

The Company’s functional and presentation currency is the United States dollar (“USD”). References to “$” or “USD” are to United States dollars, while references to “C$” or “CAD” are to Canadian dollars. All dollar amounts in this MD&A are expressed in thousands of USD, except for share and per ounce data, unless otherwise noted or the context otherwise provides.

This MD&A is prepared as of August 9, 2018 and includes certain statements that may be deemed “forward-looking information”, “forward-looking statements”, “future-oriented financial information” and “financial outlook”. We direct investors to the section “Statement Regarding Forward-Looking Information” included within this MD&A.

Certain non-IFRS financial performance measures are included in this MD&A. We believe that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and compare our results to other companies. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers. The non-IFRS financial performance measures included in this MD&A are: cost of sales per ounce of gold sold; total cash costs; all-in sustaining costs (“AISC”); average realized gold price and average realized cash margin; adjusted earnings (loss) and adjusted basic earnings (loss) per share; earnings from mine operations; and working capital. Refer to the “Non-IFRS Financial Performance Measures” section for further details and reconciliations of such non-IFRS measures.

Additional information relating to us, including our Annual Information Form and Form 40-F, is available on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC website at www.sec.gov.

SECOND QUARTER 2018 - OVERVIEW

Operational summary(1)

●
Production totaled 111,340 ounces of gold and 118,205 ounces of silver.

●
Mill feed grade averaged 14.9 grams per tonne gold for the quarter.

●
Gold recoveries averaged 97.7%.

●
Process plant throughput averaged 2,604 tonnes per day for total of 236,990 tonnes of ore.

The following table provides monthly production details for the second quarter 2018:

	Gold production (oz)	Gold grade (g/t)	Recovery (%)	Ore milled (t)
April	35,891	16.6	97.8	73,222
May	36,978	14.2	97.4	81,611
June	38,471	14.1	97.9	82,157
Q2 2018	111,340	14.9	97.7	236,990

●
Mine development averaged over 740 meters per month during the quarter to prepare additional stopes which will allow for optimization of ore grades feeding the mill.

Financial summary(1)

●
The Company generated revenue of $146,478 which included $149,057 of revenue from contracts with customers plus a loss on trade receivables at fair value of $2,579. The sale of 115,309 ounces of gold contributed $147,417 of revenue at an average realized price(2) of $1,278 per ounce. The sale of 118,366 ounces of silver contributed $1,640 of revenue.

●
Total cost of sales, which includes production costs, depreciation and depletion, royalties and selling costs was $86,408 or $749 per ounce of gold sold(2). Total cash cost(2) was $548 per ounce of gold sold and AISC(2) was $648 per ounce of gold sold.

●
Earnings from mine operations(2) were $60,070 for the three months ended June 30, 2018.

●
Net earnings were $31,097 for the three months ended June 30, 2018 compared to a net loss of $2,495 in the comparable period. Adjusted earnings(2) were $47,048 for the three months ended June 30, 2018.

●
Cash generated by operations was $77,276 for the three months ended June 30, 2018 compared to cash used in operations of $4,824 in the comparable period in 2017.

1 No comparable data as the mine commenced commercial production as of July 1, 2017.
2 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

YEAR TO DATE 2018 - OVERVIEW

Operational summary(1)

●
Production totaled 187,029 ounces of gold and 212,935 ounces of silver, delivering on our first half 2018 production guidance of 150,000 to 200,000 ounces of gold.

●
Mill feed grade averaged 11.9 grams per tonne gold for the first half of the year.

●
Gold recoveries averaged 97.4%.

●
Process plant throughput averaged 2,754 tonnes per day for total of 498,433 tonnes of ore.

Financial summary(1)

●
The Company generated revenue of $235,900 which included $237,646 of revenue from contracts with customers plus a loss on trade receivables at fair value of $1,746. The sale of 183,960 ounces of gold contributed $234,685 of revenue at an average realized price(2) of $1,276 per ounce. The sale of 202,600 ounces of silver contributed $2,961 of revenue.

●
Total cost of sales, which includes production costs, depreciation and depletion, royalties and selling costs was $158,996 or $864 per ounce of gold sold(2) and total cash cost(2) was $657 per ounce of gold sold. AISC(2) was $783 per ounce of gold sold within our first half 2018 AISC(2) guidance range of $700 to $900 per ounce of gold sold.

●
As at June 30, 2018, there were 6,133 ounces of gold doré and 8,398 ounces of gold in concentrate in finished goods inventory recorded at cost of $619 per ounce which includes depreciation and depletion.

●
Earnings from mine operations(2) were $76,904 for the six months ended June 30, 2018.

●
Net earnings were $23,039 for the six months ended June 30, 2018 compared to a net loss of $6,758 in the comparable period. Adjusted earnings(2) were $52,845 for the six months ended June 30, 2018.

●
Cash and cash equivalents was $142,495 as at June 30, 2018 compared to $56,285 as at December 31, 2017. The Company has working capital(2) of $133,270 excluding the current portion of long-term debt as at June 30, 2018 compared to $40,557 as at December 31, 2017.

●
Cash generated by operations was $101,995 for the six months ended June 30, 2018 compared to cash used in operations of $7,557 in the comparable period in 2017.

1 No comparable data as the mine commenced commercial production as of July 1, 2017.
2 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

KEY OPERATING AND FINANCIAL STATISTICS

The operating and financial data for the periods are as follows:

In thousands of USD,		For the three months ended		For the six months ended
except where noted		June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Operating data(1)
Ore mined	t	248,506	-	516,845	-
Mining rate	tpd	2,731	-	2,855	-

Ore milled	t	236,990	-	498,433	-
Head grade	g/t Au	14.9	-	11.9	-
Recovery	%	97.7	-	97.4%	-
Mill throughput	tpd	2,604	-	2,754	-

Gold ounces produced	oz.	111,340	-	187,029	-
Silver ounces produced	oz.	118,205	-	212,935	-

Gold ounces sold	oz.	115,309	-	183,960	-
Silver ounces sold	oz.	118,366	-	202,600	-

Financial data
Revenue(1)		$146,478	-	235,900	-
Earnings from mine operations(1,2)		$60,070	-	76,904	-
Net earnings (loss) for the period		$31,097	(2,495)	23,039	(6,758)
Per share - basic	$/share	0.17	(0.01)	0.13	(0.04)
Per share - diluted	$/share	0.17	(0.01)	0.13	(0.04)

Adjusted earnings (loss)(2)		$47,048	(3,178)	52,845	(9,267)
Per share - basic(2)	$/share	0.26	(0.02)	0.29	(0.05)

Total cash and cash equivalents		$142,495	55,311	142,495	55,311
Cash generated by (used in) operating activities		$77,276	(4,824)	101,995	(7,557)

Total assets		$1,731,950	1,649,593	1,731,950	1,649,593
Long-term debt(3)		292,330	616,101	292,330	616,101
	$
Total cash costs(1,2)	$/oz	548	-	657	-
All-in sustaining costs(1,2)	$/oz	648	-	783	-

Average realized price(1,2)	$/oz	1,278	-	1,276	-
Average realized cash margin(1,2)	$/oz	730	-	619	-
(1)
No comparative data as the mine commenced commercial production as of July 1, 2017.
(2)
Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(3)
Long-term debt does not include the current portion of the Company’s senior secured Credit Facility in the amount of $393,531 as at June 30, 2018.

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

TABLE OF CONTENTS

SECOND QUARTER 2018 - OVERVIEW	3
YEAR TO DATE 2018 - OVERVIEW	4
KEY OPERATING AND FINANCIAL STATISTICS	5
BUSINESS OVERVIEW	7
OPERATING RESULTS	7
SECOND HALF 2018 OUTLOOK	10
REGIONAL EXPLORATION	10
ADDITIONAL CLAIMS	10
FINANCIAL RESULTS	11
LIQUIDITY AND CAPITAL RESOURCES	17
SUMMARY OF QUARTERLY FINANCIAL RESULTS	20
COMMITMENTS	21
CONTINGENCIES	22
OFF-BALANCE SHEET ARRANGEMENTS	24
RELATED PARTY TRANSACTIONS	24
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	24
CHANGES IN ACCOUNTING POLICIES	26
NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS	26
FINANCIAL INSTRUMENTS	27
EVENTS AFTER REPORTING DATE	29
NON-IFRS FINANCIAL PERFORMANCE MEASURES	29
OUTSTANDING SHARE DATA	33
INTERNAL CONTROLS OVER FINANCIAL REPORTING	33
RISKS AND UNCERTAINTIES	33
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	33

BUSINESS OVERVIEW

The Company was incorporated on October 22, 2010 under the laws of the Province of British Columbia and is listed on the Toronto Stock Exchange (TSX.PVG) and New York Stock Exchange (NYSE.PVG). The Company was formed for the acquisition, exploration, development and operation of precious metal resource properties in the Americas.

We operate our 100% owned Brucejack Mine located in northwestern British Columbia. The Brucejack Mine is comprised of four mining leases and six mineral claims totaling 3,304 hectares in area and forms part of our contiguous claims package that comprises over 122,000 hectares. The Brucejack Mine is a 2,700 tonnes per day high-grade gold underground mine, now producing at steady state.

Our exploration and evaluation assets are the Snowfield Project and Bowser Regional Projects. The Snowfield Project mineral claims are in good standing until 2029. We continue to conduct baseline environmental studies for potential future development of that project.

OPERATING RESULTS

Gold and silver production

During the six months ended June 30, 2018, the Brucejack Mine produced 187,029 ounces of gold and 212,935 ounces of silver with gold production improving in the second quarter. There is no comparable information as the Brucejack Mine achieved commercial production on July 1, 2017.

During the first half of 2018, the Company sold 183,960 ounces of gold and 202,600 ounces of silver. As at June 30, 2018, there were 6,133 ounces of gold doré and 8,398 ounces of gold in concentrate in finished goods inventory recorded at cost of $619 per ounce which includes depreciation and depletion.

Processing

During the six months ended June 30, 2018, a total of 498,433 tonnes of ore, equivalent to a throughput rate of 2,754 tonnes per day, was processed.

The mill feed grade averaged 14.9 grams per tonne gold for the quarter and 11.9 grams per tonne for the first half of 2018 (refer to the “Operational grade control” section below). Gold recovery for the first half of 2018 was 97.4%. We continue to review the mill process to optimize recoveries.

On December 20, 2017, the Company submitted an application to the BC Ministry of Energy, Mines and Petroleum Resources and the BC Ministry of Environment and Climate Change Strategy to increase the Brucejack Mine production rate to 3,800 tonnes per day. The increase would result in an annual average production rate of 1.387 million tonnes, up from 0.99 million tonnes (a daily average of 3,800 tonnes from 2,700 tonnes). The approval process is expected to be completed by year end.

Engineering is underway to assess the mill capacity upgrades required to increase the production rate. Based on preliminary engineering, the capital cost to increase the mill capacity is estimated to be less than $25,000. The estimate will be updated when the engineering process is complete.

Mining

During the six months ended June 30, 2018, 516,845 tonnes of ore were mined, equivalent to a mining rate of 2,855 tonnes per day.

To improve access and build stope inventory, the rate of underground development was increased to 750 meters per month, up from the 420 meters contemplated in the 2014 Brucejack Feasibility Study. The development rate increase began in January and is expected to remain at an average of 700 meters per month during the duration of stope inventory build-up in 2018.

With the results of the infill drill program now available for the benefit of short-term stope design, the stope inventory build-up is expected to increase to 10 to 12 stopes during the third quarter. The increased stope inventory will improve the optimization of production grades.

Operational grade control

Gold production from March throughout the second quarter reflected the full integration of the operational grade control program which comprises drilling, sampling and local modelling. Grade control is critical for grade prediction and the refinement of stope shapes, which results in reduced dilution and optimized grade to the mill.

Operational grade control: Infill drilling

A reverse circulation (“RC”) drill was introduced as part of a trial program to improve efficiency and productivity of infill drilling. The RC drill has now been demobilized as it did not deliver the expected cost savings or productivity gains. Going forward, the infill drill program will be carried out with diamond drills.

Operational grade control: Local grade control model

A local grade control model, which is based on data from drilling, is now being implemented for stope optimization in areas of near-term production. The model is informed by tightly-spaced infill drilling (with areas drilled at 7.5 meters or better) and has a resolution of approximately 2.5 meters. The local grade control model is being used for stope shape optimization and estimating production grade and will ultimately be used for medium-term planning for future production areas.

Operational grade control: Stope ring sampling

Another component of the grade control program, stope ring sampling, provides grade information on a ring-by-ring basis to refine the shape of the long-hole stope prior to mining. Long-hole drill cuttings are collected from each ring within a stope and assayed. Assayed data from each of the rings is then fed back into the stope design to refine short-term mine planning.

Exploration drilling: Extension of the Valley of the Kings, porphyry source

The exploration drill program to evaluate the potential extension of the Valley of the Kings to the east and test for a porphyry source at depth has been successfully completed (see our News Release dated June 18, 2018).

Two holes, both over 1,500-meters in length, were drilled from the eastern edge of the 1200-meter Level of the Valley of the Kings. Results confirm the presence of Brucejack-style mineralization starting from the eastern edge of the Valley of the Kings to beneath the Flow Dome Zone, an area approximately 1,000 meters east of the Brucejack Mine where drilling in 2015 intersected high-grade gold (see our News Release dated October 8, 2015). Oriented core drilling intersected Brucejack-style alteration, veining, and mineralization along the length of both drill holes. These results will be used for planning a future underground drill program focused on resource expansion of the Valley of the Kings to the east.

The holes were directed to test the porphyry potential and were drilled subparallel to the stockwork veining. Stockwork veinlets and significant stockwork breccia containing gold and silver mineralization were intersected in both drill holes, with the intersection of anomalous copper and molybdenum mineralization indicating proximity to porphyry-style mineralization at depth.

A follow-up surface geophysical program will be initiated utilizing the data from the downhole in-situ electrode. The drill results along with the geophysics will be compiled to refine targeting of this zone for subsequent drilling. Mineral chemistry evaluation for porphyry vectoring and geochronology of porphyritic material at depth is currently underway.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the QP responsible for the Brucejack Mine grade control program and the Brucejack Mine exploration drilling.

Sustaining capital

During the six months ended June 30, 2018, the Company spent $7,624 on sustaining capital. Sustaining capital expenditures included the purchase of a Smithers warehouse, the grade control sampling station and gravity lab and normal course capitalized development costs incurred during production. Capitalized development includes costs to build new ventilation raises and ramps that enable the Company to physically access ore underground.

SECOND HALF 2018 OUTLOOK

H2 2018 production guidance

Gold production at the Brucejack Mine for the second half of 2018 is expected in the range of 200,000 to 220,000 ounces, for total 2018 gold production of 387,000 to 407,000 ounces.

H2 2018 financial guidance

All-in sustaining costs(1) for the second half of 2018 are expected to range from $710 to $770 per ounce gold sold. All-in sustaining costs do not include the estimated $25,000 of capital cost required to increase the mill capacity to 3,800 tpd. As production has now reached steady state at the Brucejack Mine, an increased focus will be placed on operational efficiency to reduce costs.

REGIONAL EXPLORATION

The 2018 regional grass-roots exploration program, which includes geophysical studies, continued regional prospecting and mapping and diamond drilling on several high priority gold targets, is currently underway. The 2018 program follows up on the comprehensive regional exploration that has previously been completed on the 1,250-square-kilometer, wholly-owned property. To date, the program has resulted in the identification of several distinct areas that have the potential to host mineralized zones similar to the Valley of the Kings and Eskay Creek deposits.

A private placement of 227,273 flow-through common shares of the Company at a price of C$13.20 per flow-through share was completed on July 25, 2018 for total gross proceeds of approximately C$3,000. The proceeds of the private placement of flow-through common shares are being used to fund a portion of the 2018 grass-roots exploration program.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the QP responsible for the regional grass-roots exploration program.

ADDITIONAL CLAIMS

Our claims also include the Snowfield Project which borders Brucejack to the north and is comprised of one mineral claim with an area of 1,217 hectares. Since we acquired the Snowfield Project in 2010, we have continued to carry out environmental studies in conjunction with Brucejack. Snowfield represents a longer term gold opportunity for our shareholders.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

FINANCIAL RESULTS

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
	2018	2017	2018	2017

Revenue	$146,478	$-	$235,900	$-

Cost of sales	86,408	-	158,996	-

Earnings from mine operations	60,070	-	76,904	-

Corporate administrative costs	3,390	2,585	5,888	10,596

Operating earnings (loss)	56,680	(2,585)	71,016	(10,596)

Interest and finance (expense) income	(16,002)	(30)	(31,439)	7
Foreign exchange (loss) gain	16	(563)	(67)	1,322
Gain (loss) on financial instruments at fair value	3,581	(531)	944	(3,760)

Earnings (loss) before taxes	44,275	(3,709)	40,454	(13,027)

Current income tax expense	(1,708)	-	(2,334)	-
Deferred income tax (expense) recovery	(11,470)	1,214	(15,081)	6,269

Net earnings (loss) for the period	$31,097	$(2,495)	$23,039	$(6,758)

Other comprehensive earnings (loss), net of tax
Items that will not be reclassified to earnings or loss:
Change in fair value attributable to change in credit risk of financial instruments designated at fair value through profit or loss	1,926	-	3,864	-

Comprehensive earnings (loss) for the period	$33,023	$(2,495)	$26,903	$(6,758)

Three months ended June 30, 2018 compared to the three months ended June 30, 2017

Net earnings for the three months ended June 30, 2018 were $31,097 compared to a net loss of $2,495 for the comparable period ended June 30, 2017. The increase in net earnings was mainly attributed to earnings generated from operations offset by an increase in interest and finance expense and deferred income tax expense. Earnings from mine operations were $60,070 for the three months ended June 30, 2018 compared to nil for the three months ended June 30, 2017, as the Company did not have mine operations in the comparable period.

Net comprehensive earnings for the three months ended June 30, 2018 were $33,023 compared to net comprehensive loss of $2,495 for the comparable period ended June 30, 2017. The increase in comprehensive earnings was attributed to earnings generated from mine operations as the Company did not have mine operations in the comparable period. The gain in fair value attributable to the change in credit risk of financial instruments designated at fair value through profit or loss (“FVTPL”) net of deferred tax was the result of the adoption of IFRS 9, effective January 1, 2018 without restatement of the prior period.

Revenue

Revenue for the three months ended June 30, 2018 was $146,478 compared to nil in the comparable period as the Company did not have mine operations for the three months ended June 30, 2017. Revenue includes a $2,579 loss on trade receivables at fair value related to provisional pricing adjustments.

The Company sold 115,309 ounces of gold at an average realized price(1) of $1,278 per ounce generating $147,417 in revenue from contracts with customers. The Company sold 118,366 ounces of silver generating $1,640 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $4,305, were included within concentrate revenue. The average London Bullion Market Association (“LBMA”) AM and PM market price over the quarter ended June 30, 2018 was $1,306 per ounce.

Cost of sales

Cost of sales for the three months ended June 30, 2018 were $86,408 or $749 per ounce of gold sold(1). Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the three months ended June 30, 2018 were $60,579. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation. During the quarter, costs were incurred to develop the Brucejack Mine at over 740 meters per month in order to accelerate stope optionality.

A majority of production costs were incurred in Canadian dollars. During the three months ended June 30, 2018, the average foreign exchange rate was C$1.2911 to $1.00.

Depreciation and depletion

Depreciation and depletion for the three months ended June 30, 2018 was $20,875. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated proven and probable reserves.

Royalties and selling costs

During the three months ended June 30, 2018, the Company incurred $4,802 in selling costs and $152 in royalty expense. Selling costs included transportation costs which were $4,521.

Total cash cost(1) and AISC(1)

Total cash costs(1) for the three months ended June 30, 2018 were $548 per ounce sold. AISC(1) for the three months ended June 30, 2018 totaled $648 per ounce sold. Sustaining capital expenditures amounted to $3,153 (including $1,126 deferred development costs incurred during production).

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Corporate administrative costs

Corporate administrative costs for the three months ended June 30, 2018 were $3,390 compared to $2,585 in the comparable period in 2017.

Share-based compensation for the three months ended June 30, 2018 was $1,161 compared to $736 in the comparable period in 2017. The increase in share-based compensation was due to the increase in the Company’s share price used to value cash-settled restricted share units.

Interest and finance expense (income)

During the three months ended June 30, 2018, the Company incurred interest and finance expense of $16,002 compared to interest income of $30 in the comparable period in 2017. All interest and finance expenses incurred prior to July 1, 2017 were capitalized as borrowing costs to the Brucejack Mine.

The Company incurred $14,148 in interest expense related to its $350,000 Credit Facility (defined below). The 7.5% per annum cash interest payable associated with the Credit Facility is not settled until maturity.

The Company incurred $1,949 in interest expense related to the convertible notes of which $561 was interest at a rate of 2.25% per annum and $1,388 was accretion of the convertible notes.

Gain (loss) on financial instruments at fair value

The Construction Financing (defined below) includes prepayment and term extension options on the Credit Facility, the Offtake Obligation (defined below) and the Stream Obligation (defined below) which are recorded on our statement of financial position at fair value. During the three months ended June 30, 2018, the changes in fair value of the Offtake Obligation and Stream Obligation were a function of decreases in the gold price, decrease in market expectations of future gold prices, gold price volatility, an increase in interest rates and changes to the estimated production schedule.

The change in fair value of the Offtake Obligation resulted in a gain of $4,244 (2017 - $707). The change in fair value of the Stream Obligation was a loss of $2,757 (2017 - $5,362); of this change in fair value on the Stream Obligation, a fair value loss of $5,130 (2017 - $5,362) was recognized in the statement of earnings (loss) and a fair value gain due to the impact of change in the Company’s credit risk of $2,373 (2017 – nil) was recognized in other comprehensive earnings (loss).

The prepayment and extension options in the senior secured term Credit Facility increased in value due to an increase in interest rate and the passage of time resulting in a gain of $4,467 (2017 – loss of $1,023).

Current and deferred income taxes

The Company is subject to Canadian federal and British Columbia (“BC”) provincial income taxes with an aggregate rate of 27%. The Company is also subject to the BC Mineral Tax, which is accounted for as an income tax. The BC Mineral Tax requires initial payments of 2% of net current proceeds until initial construction tax pools are utilized, after which a rate of 13% applies. The BC Mineral Tax is calculated in CAD. Once the mine reaches steady-state operations and previously unrecognized tax benefits are recorded, the anticipated effective tax rate on mine operating earnings is 36.5%. Corporate administrative costs, interest and finance expense (income) and other items will be deductible for federal and provincial income taxes only.

For the three months ended June 30, 2018, current income tax expense was $1,708 related to the 2% net current proceeds portion of the BC Mineral Tax compared to nil in the comparable period.

During the three months ended June 30, 2018, our effective tax rate was 30%. Excluding the effect of foreign exchange on our BC Mineral Tax pools, our effective tax rate was 23%. This rate is lower than the expected steady state operations rate due primarily to the recognition of previously unrecognized income tax benefits in the quarter. Our effective tax rate each quarter is impacted by the effect of CAD to USD foreign exchange on our BC Mineral Tax pools. This CAD to USD foreign exchange effect will recur in future quarters until the mineral tax pools are utilized.

Six months ended June 30, 2018 compared to the six months ended June 30, 2017

Net earnings for the six months ended June 30, 2018 were $23,039 compared to a net loss of $6,758 for the comparable period ended June 30, 2017. The increase in net earnings was mainly attributed to earnings generated from operations offset by an increase in interest and finance expense and deferred income tax expense. Earnings from mine operations were $76,904 for the six months ended June 30, 2018 compared to nil, as the Company did not have mine operations in the comparable period in 2017.

Net comprehensive earnings for the six months ended June 30, 2018 were $26,903 compared to net comprehensive loss of $6,758 for the comparable period ended June 30, 2017. The increase in comprehensive earnings was attributed to earnings generated from mine operations as the Company did not have mine operations in the comparable period. The gain in fair value attributable to the change in credit risk of financial instruments designated at FVTPL net of deferred tax was the result of the adoption of IFRS 9 without restatement of the prior period.

Revenue

Revenue for the six months ended June 30, 2018 was $235,900 compared to nil in the comparable period as the Company did not have mine operations for the six months ended June 30, 2017. Revenue includes a $1,746 loss on trade receivables at fair value related to provisional pricing adjustments.

The Company sold 183,960 ounces of gold at an average realized price(1) of $1,276 per ounce generating $234,685 in revenue from contracts with customers. The Company sold 202,600 ounces of silver generating $2,961 in revenue. Treatment costs and refining charges associated with concentrate sales, in the amount of $8,273, were included within concentrate revenue. The average LBMA AM and PM market price over the six months ended June 30, 2018 was $1,318 per ounce.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Cost of sales

Cost of sales for the six months ended June 30, 2018 were $158,996 or $864 per ounce of gold sold(1). Cost of sales includes production costs, depreciation and depletion, royalties and selling costs and changes in inventories to reflect the difference between produced and sold ounces.

Production costs

Production costs for the six months ended June 30, 2018 were $114,440. Production costs include mining, processing, maintenance, site administration costs and site share-based compensation. During the first half of 2018, costs were incurred to develop the Brucejack Mine at over 750 meters per month in order to accelerate stope optionality.

A majority of production costs were incurred in Canadian dollars. During the six months ended June 30, 2018, the average foreign exchange rate was C$1.2781 to $1.00.

Depreciation and depletion

Depreciation and depletion for the six months ended June 30, 2018 was $33,867. The majority of the Company’s depreciation and depletion is determined using the units of production method based on total ounces produced over the estimated proven and probable reserves.

Royalties and selling costs

During the six months ended June 30, 2018, the Company incurred $10,480 in selling costs and $209 in royalty expense. Selling costs included transportation costs which were $9,695.

Total cash costs(1) and AISC(1)

Total cash costs(1) for the six months ended June 30, 2018 were $657 per ounce sold. AISC(1) for the six months ended June 30, 2018 totaled $783 per ounce sold. Sustaining capital expenditures amounted to $7,624 (including $1,781 deferred development costs incurred during production).

Corporate administrative costs

Corporate administrative costs for the six months ended June 30, 2018 were $5,888 compared to $10,596 in the comparable period in 2017.

Salaries and benefits for the six months ended June 30, 2018 were $1,672 as compared to $6,018 in the comparable period in 2017. The decrease was primarily due to $4,469 expensed in the comparable period related to the retirement allowance clause in the employment agreement executed with the Executive Chairman; refer to the “Related Party Transactions” section below.

Share-based compensation for the six months ended June 30, 2018 was $1,349 compared to $2,361 in the comparable period in 2017. The decrease in share-based compensation was due to the decrease in the Company’s share price used to value cash-settled restricted share units.

1 Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.

Interest and finance expense (income)

During the six months ended June 30, 2018, the Company incurred interest and finance expense of $31,439 compared to interest income of $7 in the comparable period in 2017. All interest and finance expenses incurred prior to July 1, 2017 were capitalized as borrowing costs to the Brucejack Mine.

The Company incurred $27,641 in interest expense related to the Credit Facility. The 7.5% per annum cash interest payable associated with the Credit Facility is not settled until maturity.

The Company incurred $3,877 in interest expense related to the convertible notes of which $1,116 was interest at a rate of 2.25% per annum and $2,761 was accretion of the convertible note.

Gain (loss) on financial instruments at fair value

The Construction Financing includes prepayment and term extension options on the Credit Facility, the Offtake Obligation and the Stream Obligation which are recorded on our statement of financial position at fair value. During the six months ended June 30, 2018, the changes in fair value of the Offtake Obligation and Stream Obligation were a function of decreases in the gold price, decrease in market expectations of future gold prices, gold price volatility, an increase in interest rates and changes to the estimated production schedule.

The change in fair value of the Offtake Obligation resulted in a gain of $6,053 (2017 – $676). The change in fair value of the Stream Obligation was a loss of $4,747 (2017 - $13,355); of this change in fair value on the Stream Obligation, a fair value loss of $9,775 (2017 - $13,355) was recognized in the statement of earnings (loss) and a fair value gain due to the impact of change in the Company’s credit risk of $5,028 (2017 – nil) was recognized in other comprehensive earnings (loss).

The prepayment and extension options in the senior secured term Credit Facility increased in value due to an increase in interest rate and the passage of time resulting in a gain of $4,666 (2017 – loss of $1,200).

Current and deferred income taxes

For the six months ended June 30, 2018, current income tax expense was $2,334 related to the 2% net current proceeds portion of the BC Mineral Tax compared to nil in the comparable period in 2017.

During the six months ended June 30, 2018, our effective tax rate was 43%. Excluding the effect of foreign exchange on our BC Mineral Tax pools, our effective tax rate was 27%. This rate is lower than our expected steady state operations rate as a function of the recognition of previously unrecognized income tax benefits during the second quarter. We anticipate all of our previously unrecognized income tax attributes will be recognized by the end of the current year. We will also continue to experience effective tax rate volatility from the CAD to USD foreign exchange on our BC Mineral Tax pools until those pools are fully utilized.

LIQUIDITY AND CAPITAL RESOURCES

The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly. The Company monitors forecasts of the Company’s liquidity in the form of cash and cash equivalents and requirements to ensure it has sufficient cash to meet operational needs.

Factors that can impact the Company’s liquidity are monitored regularly and include assumptions of gold market prices, foreign exchange rates, production levels, operating costs and capital costs. Contractual obligations and other commitments that could impact the Company’s liquidity are detailed in the “Commitments” section of the MD&A. We prepare annual expenditures budgets that are approved by the Board of Directors.

Our capital structure consists of debt instruments, convertible debt instruments and equity attributable to common shareholders comprised of issued share capital, contributed surplus, accumulated comprehensive loss and accumulated deficit.

Management believes that the working capital at June 30, 2018, together with future cash flows from operations and, where appropriate, selected financing sources, are sufficient to fund our operations, as well as other planned and foreseeable commitments currently estimated for 2018. With respect to medium and longer term capital requirements, management believes that operating cash flow, the Company’s active management of its operations and development activities, and where appropriate, capital available through financing sources such as debt and equity funding, will enable the Company to meet such capital requirements.

Liquidity and capital resources

We generated cash from operations of $101,995 for the six months ended June 30, 2018. For the six months ended June 30, 2018, the Company delivered 188,918 ounces of gold into the Offtake Agreement (defined below). The settlement of gold ounces resulted in a decrease in the Offtake Obligation of $2,281 due to the realized loss attributable to the final settlement price in the defined pricing period and the gold spot price on the date of delivery.

Our cash and cash equivalents as at June 30, 2018 totaled $142,495 increasing by $86,210 from $56,285 at December 31, 2017. The increase in cash was attributable to cash flows generated from operations of the Brucejack Mine offset by sustaining capital expenditures and payment of remaining construction related payables.

As at June 30, 2018, the Company has working capital of $133,270 excluding the current portion of long-term debt. The current portion of long-term debt includes the senior secured term Credit Facility including principal and accumulated interest totaling $393,531. The Credit Facility is due at maturity on December 31, 2018. The Company has the option to extend the maturity date to December 31, 2019 upon payment of an extension fee of 2.5% of the principal amount including accumulated interest. The Company’s intention is to re-finance the Credit Facility this year.

Working capital items other than cash and cash equivalents consisted of inventories of $18,930 (valued at cost), receivables and other of $18,510 offset by accounts payable and accrued liabilities of $46,665 and the current portion of long-term debt of $399,719 without considering the option to extend the Credit Facility to December 31, 2019.

Receivables and other is comprised primarily of $15,396 of trade receivables, $2,014 of prepayments and deposits and $664 of Goods and Services Tax refunds.

Accounts payable and accrued liabilities includes the employee benefit liability ($4,557) and the current portion of the restricted share unit liability ($2,224). Accounts payable and accrued liabilities also includes $10,275 of remaining construction related payables and holdbacks.

During the six months ended June 30, 2018, the exercise of share options awards provided us with $1,104 (2017 – $6,667) of additional liquidity.

Additional sources of capital

In September of 2015, we completed the $540,000 construction financing (the “Construction Financing”) with two lending parties. The financing was comprised of a credit facility for $350,000 (the “Credit Facility”), a $150,000 prepayment under the callable gold and silver Stream Agreement (defined below) and a private placement of our common shares for $40,000. The Credit Facility was fully drawn as at March 31, 2017.

On February 14, 2017, we completed the offering of $100,000 aggregate principal amount of 2.25% unsecured convertible senior subordinated notes due 2022 which includes the exercise of the full amount of the over-allotment option of $10,000 aggregate principal amount of notes. The initial conversion rate for the notes is 62.5 common shares per $1 principal amount of notes, equivalent to an initial conversion price of $16.00 per common share.

A private placement of 329,000 flow-through common shares of the Company at a price of C$15.20 per flow-through share was completed in two tranches on June 30 and July 14, 2017 for total gross proceeds of $3,891 (C$5,001). The gross proceeds from such financing must be used to incur “Canadian exploration expenditures”, as defined in the Income Tax Act (Canada). As at June 30, 2018, the Company used the full amount of the gross proceeds to incur “flow through mining expenditures”, as defined in the Income Tax Act (Canada).

Subsequent to June 30, 2018, we completed a non-brokered private placement offering of 227,273 flow-through common shares at a price of C$13.20 per share for gross proceeds of approximately C$3,000. The proceeds of such offering will be used to fund a portion of grass-roots exploration approximately 20 kilometers east of the Brucejack Mine, following up on the results from the prior years’ grass-roots exploration programs. Refer to the “Events After Reporting Date” section below.

Cash flows

The Company’s cash flows from operating, investing and financing activities, as presented in the unaudited condensed consolidated interim statements of cash flows, are summarized in the following table for the three and six months ended June 30, 2018:

In thousands of USD	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Cash flow information

Cash generated by (used in) operations	$77,276	$(4,824)	$101,995	$(7,557)
Cash used in investing activities	(5,352)	(114,495)	(14,892)	(282,545)
Cash generated by (used in) financing activities	604	2,884	(164)	201,770
Effect of foreign exchange rate changes on cash and cash equivalents	(573)	(199)	(729)	1,852
Change in cash and cash equivalents	$71,955	$(116,634)	$86,210	$(86,480)

The Company generated $101,995 in operating cash flows for the six months ended June 30, 2018 compared to cash used in operations of $7,557 for the comparable period. The increased cash flows generated from operations relates to the financial results from operations of the Brucejack Mine which achieved commercial production on July 1, 2017.

Cash used in investing activities for the six months ended June 30, 2018 was $14,892 (2017 - $282,545). For the six months ended June 30, 2018, cash used in investing activities was related to sustaining capital expenditures and the payment of construction-related payables. In the comparable period, there was a significantly higher level of activity as the Company moved toward the completion of construction and development of the Brucejack Mine.

The Company used $164 in financing cash flow for the six months ended June 30, 2018 (2017 – generated $201,770). For the six months ended June 30, 2018, the Company did not complete any debt or equity financings compared to the comparable period where the Company completed the final draw on the Credit Facility ($97,000) and completed a convertible note financing for ($95,795).

SUMMARY OF QUARTERLY FINANCIAL RESULTS

The following table contains selected quarterly information derived from the Company’s unaudited quarterly condensed consolidated financial statements which are reported under IFRS applicable to interim financial reporting. The presentation and functional currency is in USD. The quarterly results are unaudited:

In thousands of USD,	2018	2018	2017	2017	2017	2017	2016	2016
except per share data	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$146,478	$89,422	$107,058	$70,875	$-	$-	$-	$-

Earnings from mine operations(1)	$60,070	$16,834	$26,890	$25,963	$-	$-	$-	$-

Net earnings (loss)	$31,097	$(8,058)	$(2,720)	$(6,975)	$(2,495)	$(4,263)	$(8,564)	$(15,115)

Comprehensive
earnings (loss)	$33,023	$(6,120)	$(2,720)	$(6,975)	$(2,495)	$(4,263)	$(27,663)	$(21,933)

Earnings (loss) per share -
Basic	$0.17	$(0.04)	$(0.01)	$(0.04)	$(0.01)	$(0.03)	$(0.05)	$(0.08)
Diluted	$0.17	$(0.04)	$(0.01)	$(0.04)	$(0.01)	$(0.03)	$(0.05)	$(0.08)

Total assets	$1,731,950	$1,678,657	$1,671,537	$1,673,601	$1,649,593	$1,633,083	$1,450,436	$1,348,184

Long-term liabilities(2)	$408,597	$395,208	$388,558	$736,582	$709,269	$688,617	$514,835	$420,720

Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

Cash and cash equivalents	$142,495	$70,540	$56,285	$53,774	$55,311	$171,945	$141,791	$178,494

Mineral properties, plant
and equipment	$1,542,419	$1,556,945	$1,564,860	$1,566,889	$1,558,652	$1,435,202	$1,270,457	$1,120,745
(1) Refer to the “Non-IFRS Financial Performance Measures” section for a reconciliation of these amounts.
(2) Long-term debt does not include the current portion of the senior secured Credit Facility in the amount of $393,531 as at June 30, 2018.

On July 1, 2017, the Company achieved commercial production at the Brucejack Mine. As a result, in Q3 2017, the Company generated revenue from the sale of gold and silver for the first time. In the periods prior to Q3 2017, there was no revenue as we were in the construction phase at the Brucejack Mine.

For the periods prior to January 1, 2017, the comprehensive earnings (loss) amount is considerably higher due to our change in functional currency from CAD to USD. Exchange differences arising in 2016 on translation from CAD functional currency to USD presentation currency have been recognized in other comprehensive earnings (loss).

COMMITMENTS

The following table provides our contractual obligations as of June 30, 2018:

In thousands of USD	1 year	2-3 years	4-5 years	More than 5 years	Total

Operating activities:
Decommissioning and restoration provision	$89	$232	$-	$19,269	$19,590
Operating leases	1,606	3,340	1,498	505	6,949
Purchase commitments	5,555	-	-	-	5,555
Finance lease obligation	155	86	-	-	241

Financing activities:
Repayment of credit facility(1)	423,776	-	-	-	423,776
Repayment of convertible notes	2,250	4,500	102,250	-	109,000
	$433,431	$8,158	$103,748	$19,774	$565,111
(1) The Credit Facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount including accumulated interest.

(a) Commitments – Brucejack Mine

The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of this agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is also subject to a 1.2% net smelter returns royalty on production in excess of cumulative 503,386 ounces of gold and 17,907,080 ounces of silver.

(b) Commitments – Offtake and Stream Obligation

In addition, pursuant to the stream arrangement dated September 15, 2015 and entered into by the Company in connection with the Construction Financing (the “Stream Agreement”), we are obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 and a payment of $20,000 (the “Stream Obligation”).

Under the offtake agreement dated September 15, 2015 and entered into by the Company in connection with the Construction Financing (the “Offtake Agreement”), we are obligated to sell 100% of refined gold (in excess of any delivered ounces pursuant to the Stream Obligation) up to 7,067,000 ounces (the “Offtake Obligation”). The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

CONTINGENCIES

The Company is involved in various claims, litigation and other matters in the ordinary course and conduct of business. Some of these pending matters will take a number of years to resolve. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on its consolidation financial position or results of operations.

Class action lawsuits

Following the announcement on October 9, 2013 of the resignation of Strathcona Mineral Services Ltd. (“Strathcona”), the consultant responsible for overseeing and reporting on the 10,000-tonne bulk sample, and the announcement of Strathcona’s reasons for resigning on October 22, 2013, the price of our shares on the TSX and the NYSE had a significant drop in value.

Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action claims C$60,000 in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

The plaintiff in the Wong Action brought a motion for leave to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion was heard on May 29 and 30, 2017. The Court allowed the plaintiff’s motion on July 20, 2017. The Company was denied leave to appeal this decision.

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

United States of America Class Actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York (the “District Court”).

In January 2014, the District Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552. The District Court appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014.

In June 2017, the District Court granted the Company’s Motion to Dismiss the Second Amended Complaint. The District Court ruled in favour of the Company and the officers and directors named as defendants on all claims and ordered the case closed. The plaintiffs filed their Notice of Appeal from the decision to the United States Court of Appeals for the Second Circuit (the “Second Circuit”) on July 10, 2017. The plaintiffs’ opening brief on appeal was filed on October 2, 2017. The Company filed its response brief on December 8, 2017 and the plaintiffs filed their reply brief on December 22, 2017. Oral argument on the plaintiffs’ appeal was heard by the Second Circuit on March 16, 2018.

On May 1, 2018, the Second Circuit affirmed the District Court’s order dismissing the plaintiffs’ Second Amended Complaint in its entirety for failure to state a claim under the U.S. securities laws. The deadline for the plaintiffs to file a petition for certiorari to the United States Supreme Court passed on July 30, 2018, without the plaintiffs seeking leave to appeal. As a result, the Second Circuit’s decision affirming the District Court’s order dismissing the plaintiffs’ Second Amended Compliant is final for all purposes.

Construction claims

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a Notice of Civil Claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,563 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company filed a Response to Civil Claim on July 31, 2017, opposing all of the claims and allegations made. Notices of Civil Claim have also been filed by Blue Max Drilling Inc. (April 24, 2017), More Core Diamond Drilling Services Ltd. (March 27, 2017), and Lakelse Air Ltd. (February 23, 2018) who were subcontractors working under Bear Creek. Responses to Civil Claim have been filed in those actions and the claims are understood to be subsumed in the amount claimed by Bear Creek. It is expected that the four actions will be joined.

The Company believes that the allegations made against it in the Bear Creek Action, and the other actions, are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for any of the actions.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

Other than as expressed herein, and remuneration of key management personnel, including the Board of Directors, in the ordinary course of their employment or directorship, we had no transactions with related parties as defined in IAS 24, Related Party Disclosures.

We have entered into employment agreements with each of our Executive Chairman (our “Exec Chair”), our President and Chief Executive Officer (our “CEO”), our Executive Vice President and Chief Financial Officer (our “CFO”), our Executive Vice President, Corporate Affairs and Sustainability (our “EVP Corporate”) and our Vice President and Chief Exploration Officer (our “CExO”).

Under his employment agreement, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. During the first quarter of 2017, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000). The retirement allowance remains a current liability as at June 30, 2018. The Exec Chair is also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary, the retirement allowance and twice the target bonus.

Effective January 1, 2018, under the employment agreements, the CEO, CFO, CExO and EVP Corporate receive a base salary, extended benefits and are eligible for an annual performance-based bonus and long-term incentive awards determined at the discretion of our Board of Directors.

The CEO, CFO, CExO and EVP Corporate are also entitled, on termination without cause, including following a change of control, to twenty-four months’ salary and twice the average annual performance bonus earned in the three years immediately preceding termination.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and accounting estimates that the Company has made in the preparation of the financial statements including those estimates that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

Mineral reserves and resources

The Company estimates its mineral reserves and resources based on information compiled by qualified persons as defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects requirements. The estimation of mineral reserves and resources requires judgment to interpret available geological data, select an appropriate mining method and establish an extraction schedule. It also requires assumptions about future commodity prices, exchange rates, production costs and recovery rates. There are uncertainties inherent in estimating mineral reserves and resources and assumptions that are valid at the time of estimation may change significantly when new information becomes available. New geological data as well as changes in the above assumptions may change the economic status of reserves and may, ultimately, result in the reserves being revised.

Changes in the proven and probable mineral reserves and measured and indicated and inferred mineral resources estimates may impact the carrying value of mineral properties, plant and equipment, the calculation of depletion and depreciation expense, measurement of the decommissioning and site restoration provision and recognition of deferred tax amounts.

Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of June 30, 2018.

Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of June 30, 2018.

Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument.

Recovery of potential deferred tax assets

The Company has carry-forward losses and other tax attributes that have the potential to reduce tax payments in future years.

Judgment is required in determining whether deferred tax assets are recognized in the consolidated financial statements. Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax credits and tax losses to the extent it is probable future taxable earnings will be available against which they can be utilized. The carrying values of the deferred tax assets are reviewed at each statement of financial position date and may be reduced if it is no longer probable that sufficient taxable earnings will be available to benefit from all or part of the assets. Estimates of future taxable earnings are based on forecasted cash flows from operations and the application of existing tax laws.

CHANGES IN ACCOUNTING POLICIES

The Company has adopted IFRS 9 effective January 1, 2018. IFRS 9 replaces the provisions of IAS 39, Financial Instruments: Recognition and Measurement that relate to the recognition, classification and measurement of financial assets and financial liabilities, de-recognition of financial instruments, impairment of financial assets and hedge accounting. Discussion and analysis of the changes in our accounting policies during the financial year ended December 31, 2017 and subsequent periods, including the details of the impact on adoption of IFRS 9 are included in our MD&A for the years ended December 31, 2017 and 2016 and our MD&A for the three months ended March 31, 2018 and 2017.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

New accounting standards and recent pronouncements were disclosed in note 5 of the consolidated financial statements for the year ended December 31, 2017. The following new standard is expected to have an effect on the consolidated financial statements:

●
IFRS 16, Leases addresses accounting for leases and lease obligations. It replaces the existing leasing guidance in IAS 17, Leases. The objective of the new standard is to report all leases on the statement of financial position and to define how leases and lease liabilities are measured. IFRS 16 is effective from January 1, 2019. The Company is in the process of evaluating all lease agreements to determine the impact of IFRS 16. The Company expects that the recognition of leases on the statement of financial position will result in an increase in the amount recorded as right of use assets and lease obligations.

There are no other IFRS’s or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a material impact on the Company.

FINANCIAL INSTRUMENTS

Classification of financial assets and financial liabilities

Refer to the “Changes in Accounting Policies” section of this MD&A for an overview of the classification of the financial assets and financial liabilities held by the Company as at June 30, 2018.

Financial risk management

We are exposed to a variety of financial risks: market risk (including currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk from our financial instruments.

Risk management is the responsibility of management and is carried out under policies approved by the Board of Directors. Material risks are monitored and are regularly discussed with the Audit Committee and Board of Directors. The type of risk exposure and the way in which such exposure is managed is as follows:

Market risk

Currency risk

The Company is subject to currency risk on financial instruments which are denominated in currencies that are not the same as the functional currency of the entity that holds them. A significant portion of the Company’s mine production costs, capital expenditures and corporate administrative costs are denominated in CAD. Consequently, fluctuations in the USD exchange rate against the CAD increases the volatility of cost of sales and corporate administrative costs. Exchange gains and losses would impact earnings (loss).

The Company is exposed to currency risk through cash and cash equivalents, receivables and other excluding trade receivables, restricted cash and accounts payable and accrued liabilities which are denominated in CAD.

The Company has not hedged its exposure to currency fluctuations at this time.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s current policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

The Company is also subject to interest rate risk with respect to the fair value of long-term debt, in particular, the fair value of the embedded derivatives under the senior secured term Credit Facility, the Offtake Obligation and the Stream Obligation, which are accounted for at FVTPL.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation and political and economic conditions.

The financial instruments impacted by commodity prices are the trade receivables, the Offtake Obligation and the Stream Obligation.

Price adjustments are made in subsequent periods to the customer receivables for concentrate sales transactions based on movements in market prices prior to final pricing. As a result, concentrate sales receivables are fair valued to reflect forward market prices to the estimated settlement date.

The Company has not hedged the price of any commodity at this time as it is not permitted to hedge under the terms of the Offtake Obligation and the Stream Obligation.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, trade receivables, tax receivables and restricted cash.

The Company limits its exposure to credit risk on financial assets through investing its cash and cash equivalents and restricted cash with high-credit quality financial institutions. Management believes the risk of loss related to these deposits to be low. The Company continually evaluates changes in the status of its counterparties.

The Company sells its gold and silver to its lenders, refineries located in Canada and the United States and a trading company. The Company has not had any defaults from its counterparties. The Company is not economically dependent on a limited number of customers for the sale of its gold and silver as its products can be sold through numerous world-wide commodity markets.

Liquidity risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We try to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents. Our cash and cash equivalents are currently invested in business and savings accounts with financial institutions of high credit quality which are available on demand by us for our programs. To the extent we do not believe there is sufficient liquidity to meet obligations, we will consider securing additional debt or equity funding. For further discussion, refer to the “Liquidity and Capital Resources” section.

EVENTS AFTER REPORTING DATE

On July 25, 2018, the Company closed a non-brokered private placement offering of 227,273 flow-through common shares at a price of C$13.20 per share for gross proceeds of approximately C$3,000. The proceeds of such offering will be used to fund a portion of grass-roots exploration approximately 20 kilometers east of the Brucejack Mine, following up on the results from the prior years’ grass-roots exploration programs.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-IFRS measures in this MD&A. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Total cost of sales and cash costs

Total cash costs is a common financial performance measure in the gold mining industry but has no standard meaning. The Company reports total cash costs on a gold ounce sold basis. The Company believes that, in addition to measures prepared in accordance with IFRS, such as revenue, certain investors can use this information to evaluate the Company’s performance and ability to generate operating earnings and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating cost performance.

Total cash costs include cost of sales such as mining, processing, maintenance and site administration, royalties and selling costs and changes in inventories less non-cash depreciation and depletion, site share-based compensation and silver revenue divided by gold ounces sold to arrive at total cash costs per ounce of gold sold. Other companies may calculate this measure differently.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the six months ended
except for per ounce data	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Gold ounces sold	115,309	-	183,960	-
Cost of sales per ounce sold reconciliation
Cost of sales	$86,408	$-	$158,996	$-
Cost of sales per ounce of gold sold	$749	$-	$864	$-

In thousands of USD,	For the three months ended		For the six months ended
except for per ounce data	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Gold ounces sold	115,309	-	183,960	-
Total cash costs reconciliation
Cost of sales	$86,408	$-	$158,996	$-
Less: Depreciation and depletion	(20,875)	-	(33,867)	-
Less: Site share-based compensation	(689)	-	(1,240)	-
Less: Silver revenue	(1,640)	-	(2,961)	-
Total cash costs	$63,204	$-	$120,928	$-
Total cash costs per ounce of gold sold	$548	$-	$657	$-

All-in sustaining costs

The Company believes that AISC more fully defines the total costs associated with producing gold. The Company calculates AISC as the sum of total cash costs (as described above), sustaining capital expenditures (excluding expansion capital related to the 3,800 tonnes per day expansion project), accretion on decommissioning and restoration provision, treatment and refinery charges netted against concentrate revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount.

Other companies may calculate this measure differently as a result of differences in underlying principles and policies applied. Differences may also arise due to a different definition of sustaining versus non-sustaining capital.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the six months ended
except for per ounce data	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Gold ounces sold	115,309	-	183,960	-

All-in sustaining costs reconciliation
Total cash costs	$63,204	$-	$120,928	$-
Sustaining capital expenditures (1)	3,153	-	7,624	-
Accretion on decommissioning and restoration provision	141	99	296	182
Treatment and refinery charges	4,229	-	8,120	-
Site share-based compensation	689	-	1,240	-
Corporate administrative costs (2)	3,358	2,548	5,824	10,523
Total all-in sustaining costs	$74,774	$2,647	$144,032	$10,705
All-in sustaining costs per ounce of gold sold	$648	$-	$783	$-
(1) Sustaining capital expenditures includes deferred development costs.
(2) Includes the sum of corporate administrative costs per the statement of earnings (loss) and comprehensive earnings (loss), excluding depreciation within those figures.

Total cash costs and AISC reconciliation

Total cash costs and AISC are calculated based on the definitions published by the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world). The WGC is not a regulatory organization.

Average realized price and average realized cash margin

Average realized price and average realized cash margin per ounce sold are used by management and investors to better understand the gold price and cash margin realized throughout a period.

Average realized price is calculated as revenue from contracts with customers less silver revenue divided by gold ounces sold. Average realized cash margin represents average realized price per gold ounce sold less total cash costs per ounce sold.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the six months ended
except for per ounce data	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Revenue from contracts with customers(1)	$149,057	$-	$237,646	$-
Less: Silver revenue	(1,640)	-	(2,961)	-
Gold revenue(2)	$147,417	$-	$234,685	$-
Gold ounces sold	115,309	-	183,960	-
Average realized price	$1,278	$-	$1,276	$-
Less: Total cash costs per ounce of gold sold	(548)	-	(657)	-
Average realized cash margin per ounce of gold sold	$730	$-	$619	$-
(1) Revenue from contracts with customers is recognized net of treatment costs and refinery charges on revenue generated from concentrate sales in the amount of $4,305 and $8,273 for the three and six months ended June 30, 2018, respectively. The portion of these treatment costs and refinery charges related to gold concentrate sales were $4,229 and $8,120 for the three and six months ended June 30, 2018, respectively.
(2) Gold revenue excludes the loss on trade receivables at fair value related to provisional pricing adjustments in the amount of $2,579 and $1,746 for the three and six months ended June 30, 2018, respectively.

Adjusted earnings (loss) and adjusted basic earnings (loss) per share

Adjusted earnings (loss) and adjusted basic earnings (loss) per share are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures helps management and investors evaluate earning trends more readily in comparison with results from prior periods.

Adjusted earnings (loss) is defined as net earnings (loss) adjusted to exclude specific items that are significant, but not reflective of the underlying operations of the Company, including: (gain) loss on financial instruments at fair value, amortization of discount on senior secured term Credit Facility, accretion on convertible notes, impairment provisions and reversals and deferred income tax expense (recovery). Adjusted basic earnings (loss) per share is calculated using the weighted average number of shares outstanding under the basic method of earnings (loss) per share as determined under IFRS.

The following table reconciles these non-IFRS measures to the most directly comparable IFRS measures disclosed in the financial statements.

In thousands of USD,	For the three months ended		For the six months ended
except for per share data	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017

Basic weighted average shares outstanding	182,464,495	180,849,628	182,421,838	180,753,483

Adjusted earnings (loss) and adjusted basic earnings (loss) per share reconciliation

Net earnings (loss) for the period	$31,097	$(2,495)	$23,039	$(6,758)
Adjusted for:
(Gain) loss on financial instruments at fair value	(3,581)	531	(944)	3,760
Amortization of discount on senior secured term credit facility	6,674	-	12,908	-
Accretion on convertible notes	1,388	-	2,761	-
Deferred income tax expense (recovery)	11,470	(1,214)	15,081	(6,269)
Adjusted earnings (loss)	$47,048	$(3,178)	$52,845	$(9,267)
Adjusted basic earnings (loss) per share	$0.26	$(0.02)	$0.29	$(0.05)

Additional non-IFRS financial measures

The Company has included the additional non-IFRS measures “Earnings from mine operations” and “Working capital” within this MD&A.

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate administrative costs, foreign exchange gains (losses), derivative costs, interest and finance income and expense and taxation.

“Working capital” is defined as current assets less current liabilities and provides useful information to management and investors about liquidity of the Company.

OUTSTANDING SHARE DATA

As at August 9, 2018, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Exercise price currency	Weighted average remaining life (years)
Common shares	182,964,847			-
Share options	5,154,127	$5.85 - $15.17	CAD	2.27
Convertible notes	6,250,000	$16.00	USD	3.60
	194,368,974

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management assessed the effectiveness of our internal control over financial reporting (“ICFR”) as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (COSO 2013).

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no significant changes in our internal controls during the six months ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

RISKS AND UNCERTAINTIES

Natural resources exploration, development and operation involves a number of risks and uncertainties, many of which are beyond our control. These risks and uncertainties include, without limitation, the risks discussed elsewhere in this MD&A and those identified in our Annual Information Form dated March 28, 2018 and filed on SEDAR, and in the United States on Form 40-F through EDGAR at the SEC’s website at www.sec.gov.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”), including the “safe harbour” provisions of Canadian provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes.

Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; our planned mining, exploration and development activities; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; capital and operating cost estimates; production and processing estimates; the future price of gold and silver; the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of mineral reserves and resources including the 2016 Brucejack Mineral Resource Estimate Update and the 2016 Brucejack Mineral Reserve Estimate; realization of mineral reserve and resource estimates; timing of further development of our Brucejack Mine; costs and timing of future exploration and development; results of future exploration and drilling; capital and operating cost estimates; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; and statements regarding USD cash flows currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, risks related to:

●
uncertainty as to the outcome of legal proceedings;
●
the effect of indebtedness on cash flow and business operations;
●
our ability to satisfy commitments under the Stream Agreement and the Offtake Agreement;
●
the effect of restrictive covenants in the Stream Agreement, Offtake Agreement, and Credit Agreement;
●
assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections;
●
our production estimates, including the accuracy thereof;
●
our ability to generate operating revenues in the future;
●
our ability to raise enough capital to mine, develop, expand or complete further exploration programs on our mineral properties;
●
dependency on the Brucejack Mine for our future operating revenue;

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the accuracy of our resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based;
●
uncertainties relating to inferred mineral resources being converted into measured or indicated mineral resources;
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our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire mineral reserves for production;
●
commodity price fluctuations, including gold price volatility;
●
our history of negative operating cash flow, incurred losses and accumulated deficit;
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failure of counterparties to perform their contractual obligations;
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general economic conditions;
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the inherent risk in the mining industry;
●
the commercial viability of our current and any acquired mineral rights;
●
availability of suitable infrastructure or damage to existing infrastructure;
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maintaining satisfactory labour relations with employees and contractors;
●
significant governmental regulations, including environmental regulations;
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non-compliance with permits that are obtained or delay in obtaining or failure to obtain permits required in the future;
●
increased costs and restrictions on operations due to compliance with environmental laws and regulations;
●
compliance with emerging climate change regulation;
●
uncertainties relating to additional claims and legal proceedings;
●
adequate internal control over financial reporting;
●
potential opposition from non-governmental organizations;
●
uncertainty regarding unsettled First Nations rights and title in British Columbia;
●
uncertainties related to title to our mineral properties and surface rights;
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land reclamation requirements;
●
our ability to identify and successfully integrate any material properties we acquire;
●
currency fluctuations;
●
competition in the mining industry for properties, qualified personnel and management;
●
our ability to attract and retain qualified management;
●
some of our directors’ and officers’ involvement with other natural resource companies;
●
potential inability to attract development partners or our ability to identify attractive acquisitions;
●
compliance with foreign corrupt practices regulations and anti-bribery laws;
●
certain actions under U.S. federal securities laws may be unenforceable;
●
changes to relevant legislation, accounting practices or increasing insurance costs;
●
our anti-takeover provisions could discourage potentially beneficial third party takeover offers;
●
significant growth could place a strain on our management systems;
●
share ownership by our significant shareholders and their ability to influence our governance;
●
future sales or issuances of our debt or equity securities;
●
the trading price of our common shares is subject to volatility due to market conditions;
●
future issuances of equity securities or sales by existing shareholders which may cause the price of our securities to fall;

●
we do not intend to pay dividends in the near future;
●
failure to comply with certain terms of the convertible notes; and
●
risks related to ensuring the security and safety of information systems, including cyber security risks.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Forward-looking statements involve statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A and those set out in our Annual Information Form dated March 28, 2018, for the year ended December 31, 2018 and our other disclosure documents filed on SEDAR at www.sedar.com and in the United States through EDGAR at the Security and Exchange Commission’s website at www.sec.gov (collectively, “the Pretivm Disclosure Documents”).

Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this MD&A, we have made certain assumptions about our business, including about our planned exploration, development and production activities; the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in other applicable Pretivm Disclosure Documents.

We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this MD&A, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements.